CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

November 18, 2019

CORRESP - VIA EDGAR

United States Securities and

Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Form F-3 Registration Statement

SEC File No. 333-233852

Acceleration Request

Ladies and Gentlemen:

The undersigned issuer hereby requests acceleration of the effective date of its registration statement on Form F-3 (SEC File No. 333-233852) to Wednesday, November 20, 2019 at 10:00 am, or as soon thereafter as is practicable.

Please notify our counsel Steven Weinberger, Esq., by telephone (561-210-8516) or by email (steve@southfloridacorporatelaw.com), once the registration statement has been declared effective.

Very truly yours,

CHINA NATURAL RESORCES, INC.

By:	/s/ Yue Ming Wai Bonaventure
Yue Ming Wai Bonaventure
Chief Financial Officer